Filed by Susquehanna Bancshares, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Community Banks, Inc.

Commission File No.: 001-11663

Agenda
Agenda
Welcome and Introductions
Eddie Dunklebarger, Chairman, President & CEO, Community Banks, Inc.
Susquehanna Bancshares, Inc. Overview
William J. Reuter, Chairman, President & CEO, Susquehanna Bancshares,
Inc.
Susquehanna Bank PA Overview
Gregory A. Duncan, President & CEO, Susquehanna Bank PA
Susquehanna Bancshares Human Resources Overview
Edward Balderston, Jr., Executive Vice President, Chief Administrative Officer
Closing
Eddie Dunklebarger, Chairman, President & CEO, Community Banks, Inc.

William J. Reuter William J. Reuter Chairman, President & Chief Executive Officer Susquehanna Bancshares, Inc.

Susquehanna Profile
Susquehanna Profile
A financial services holding company
Headquartered in Lititz, Pa. (Lancaster County)
$8.2 billion in assets
Approximately 2,400 employees
3 commercial banks
Over 160 locations in PA, NJ, MD, WV
Asset management company
Trust and investment company
Auto leasing company
Commercial finance company
Property and casualty insurance/employee benefits company

Publicly Traded Corporation
Publicly Traded Corporation
Listed on Nasdaq Stock Market
Stock symbol: SUSQ
Approximately $1.1 billion market capitalization
Federal Reserve Bank of Philadelphia
Securities & Exchange Commission regulations
Provide information to investors consistently & simultaneously
Maintain confidentiality of non-public information

Creating Shareholder Value
Creating Shareholder Value
Historical results presented in the chart do not necessarily indicate future performance.
0%
150%
300%
450%
600%
750%
900%
1050%
1200%
Total Dividend Yield Total Market Value Appreciation
14%
Compounded
Annual Return
1,309% Increase in Shareholder Value (December 1982 – 2006)
750%
409%

Mission Statement
Mission Statement
To provide financial services of value to customers and
communities throughout Pennsylvania, Maryland, New Jersey,
Delaware, Virginia and West Virginia at prices that are fair and competitive, resulting in a superior return for our shareholders.

8 Vision Statement Vision Statement People are our most valuable asset Customers are our highest priority Information is our competitive edge Performance is our key to winning

9 Susquehanna Bancshares Susquehanna Bancshares Loan Operations Hagerstown, Md. Corporate Headquarters Lititz, Pa.

Three Commercial Banks
Three Commercial Banks
Susquehanna Patriot Bank
HQ in Marlton, N.J.
51 branches in New Jersey and Pennsylvania
Susquehanna Bank PA
HQ in Lancaster, PA
55 branches in central Pennsylvania
Susquehanna Bank
HQ in Hagerstown, MD
57 branches in Maryland, West Virginia and Pennsylvania

11 Three Bank Territories After CommunityBanks Acquisition Three Bank Territories After CommunityBanks Acquisition

12 Susquehanna Wealth Management Susquehanna Wealth Management Investment Management Trust and Private Client Services Brokerage Services Insurance Services Retirement Plan Services

Non-Bank Business Lines
Non-Bank Business Lines
Insurance
The Addis Group, Inc.
Commercial Leasing
Susquehanna Commercial Finance
Mortgage
Susquehanna Mortgage Corp.
Auto Leasing
Hann Financial Service Corp.

Additions to
Susquehanna Leadership
Additions to
Susquehanna Leadership
Eddie Dunklebarger, Chairman, President and CEO of
Community Banks, Inc. will become Vice Chair and a Director for
Susquehanna Bancshares, Inc. and Susquehanna Bank PA
Jeffrey Seibert, EVP, Managing Director of Banks for
CommunityBanks, will become Chief Operating Officer for
Susquehanna Bank PA

Gregory A. Duncan Gregory A. Duncan President & Chief Executive Officer Susquehanna Bank PA

16 Susquehanna & Community Branches Susquehanna & Community Branches

Edward Balderston, Jr. Edward Balderston, Jr. EVP & Chief Administrative Officer Susquehanna Bancshares, Inc.

Human Resources
Human Resources
Susquehanna will use original hire dates and service dates
to determine benefits, including:
Paid Time Off
Pension vesting
401(k) vesting
Service awards
Benefits meetings to be scheduled

Employee Benefits
Employee Benefits
Medical
2-tier, preferred provider organization (PPO), one a HDHP(HSA qualifying), with Capital Blue Cross
Prescription program with Express Scripts
Dental
Voluntary program with United Concordia
Flexible spending accounts
Medical care with FlexAmerica
Dependent care with FlexAmerica
Vision discount program with NVA
Health Savings Account (HSA)
Wells Fargo is the administrator
Must be matched with the HDHP

Employee Benefits
Employee Benefits
Life Insurance with Hartford
Basic life at no cost to employee
Supplemental and dependent life options available
Disability Insurance with Hartford
Voluntary short-term disability
Company-paid long-term disability

21 Employee Benefits Employee Benefits 401(k) Cash balance pension plan Combined quarterly 401(k) and cash balance statement

Employee Benefits
Employee Benefits
Employee stock purchase plan
Employee assistance plan
Life Management Associates
Work/life referral services
Carebridge
Service award recognition program
STAR awards
Stars on the Susquehanna awards

Staffing Process
Staffing Process
Identify structure
Identify impacted areas
Provide impacted employees 3 months notice
Severance policy
Placement process
Internal placement
Career continuation services

24 Career Continuation Services Career Continuation Services On-site job search training/resume writing On-site job fairs with local employers Career assessment tools One-on-one counseling services

Notice to
Community Banks Shareholders
Notice to
Community Banks Shareholders
The proposed acquisition by Susquehanna of Community Banks will be effected pursuant to a merger of Community Banks into Susquehanna Bancshares, Inc.
Susquehanna will file a registration statement on Form S-4 containing a proxy statement addressed to Community Banks’ shareholders and a prospectus for the Susquehanna stock to be offered in the merger with the Securities and
Exchange Commission (the “SEC”). A definitive proxy statement will be sent to
Community Banks’ shareholders seeking their approval of the merger.
Community Banks’ shareholders are urged to read the registration statement carefully when it becomes available, because it will contain important information about the merger. Community Banks’ shareholders may obtain a free copy of the registration statement, when it becomes available, and other documents filed with, or furnished to, the SEC by Susquehanna at the SEC’s website at http://www.sec.gov. Copies of the registration statement and other documents filed by Susquehanna with the SEC may also be obtained for free from Susquehanna by directing a written request to Susquehanna Bancshares,
Inc., 26 North Cedar Street, Lititz, PA 17543, Attention: Abram G. Koser, Vice
President – Investor Relations.